Press Release

HEAD NV

HEAD NV Announces Results for the Three Months and Year ended 31 December 2007

Amsterdam – 28th February 2008 – Head N.V. (NYSE: HED; VSX: HEAD), a leading global manufacturer and marketer of sports equipment, announced the following results today.

For the three months ended 31 December 2007 compared to the three months ended 31 December 2006:

•	Net revenues were down 11.4% to €109.2 million
•	Operating profit decreased by €5.9 million to €4.7 million, from €10.6 million in Q4 2006.
•	The net profit for the period was down €2.5 to €0.7 million compared to a net profit of €3.3 million in Q4 2006.

For the year ended 31 December 2007 compared to the year ended 31 December 2006:

•	Net revenues were down 12.5% to €321.0 million
•	The Operating loss for the year was €0.7 million compared to an operating profit of €20.0 million in 2006.
•	The net loss for the year was €11.2 million compared to a net profit of €4.4 million in 2006.

Johan Eliasch, Chairman and CEO, commented:

“As anticipated, the fourth quarter results have been negatively impacted by the performance of the Winter Sports Division. The poor snow in the 06/07 skiing season has resulted in lower sales and utilisation of our facilities. The sales in this division for the three months were down by 19.3% and profit margins were also lower compared with the prior year.

Whilst the financial performance of the Winter Sports Division has been heavily impacted by the market conditions, the race team has demonstrated the excellent performance of the products with 11 world cup victories and 36 top three placements so far this season dominating the speed disciplines.

In the Racquet Sports Division sales were up 4.2% in the last quarter due to new product introductions partly offset by strengthening of the Euro against the US dollar. Gross Profit of the division has improved due to the impact of the MicroGel series and cost reduction initiatives.

The Diving Division continues to perform well and we believe has gained market share during 2007; revenues are up 4.6% in the three month period compared with prior year.

Overall, as anticipated and communicated to the market in May, the full year resulted in a small operating loss which amounted to €0.7m after restructuring costs. Our continual investment in new athletes, technological product development, and cost reduction will be of key importance during 2008 in order to return the company to profitability.”

Results for the three months and year ended December 31, 2007 and 2006:

	For the Three Months ended December 31,		For the Years ended December 31,
	2007	2006	2007	2006
	(unaudited)	(unaudited)
	(in thousands)		(in thousands)
Product category:
Winter Sports	€70,913	€87,878	€140,533	€188,070
Racquet Sports	27,529	26,409	129,836	132,683
Diving	11,121	10,635	51,818	48,623
Licensing	2,150	2,155	7,280	8,078
Total revenues	111,714	127,077	329,467	377,454
Sales Deductions	(2,492)	(3,801)	(8,475)	(10,692)
Total Net Revenues	€109,222	€123,276	€320,992	€366,762

Winter Sports

Winter Sports revenues for the three months ended December 31, 2007, decreased by €17.0 million, or 19.3%, to €70.9 million from €87.9 million in the comparable 2006 period. This decrease was due to significantly lower orders placed for winter sport products.

For the year ended December 31, 2007, Winter Sports revenues decreased by €47.5 million, or 25.3%, to €140.5 million from €188.1 million in 2006. This decrease was due to lower sales volumes of all of our winter sports products as a consequence of bad snow conditions globally in the winter season 2006/2007.

Racquet Sports

Racquet Sports revenues for the three months ended December 31, 2007, increased by €1.1 million, or 4.2%, to €27.5 million from €26.4 million in the comparable 2006 period. This increase was due to higher sales volumes in tennis racquets as a consequence of new product introductions, which were partially offset in euro value terms by the strengthening of the euro against the U.S. dollar.

For the year ended December 31, 2007, Racquet Sports revenues decreased by €2.8 million, or 2.1%, to €129.8 million from €132.7 million in 2006. Despite significant increased sales volumes of our tennis racquets in the fourth quarter the strengthening of the euro against the U.S. dollar in the reporting period diminished the euro value of US sales.

Diving

Diving revenues for the three months ended December 31, 2007, increased by €0.5 million, or 4.6%, to €11.1 million from €10.6 million in the comparable 2006 period despite a negative impact of the strengthening of the euro against the U.S. dollar in the reporting period.

For the year ended December 31, 2007, Diving revenues increased by €3.2 million, or 6.6%, to €51.8 million from €48.6 million in 2006.  This increase was mainly driven by improved availability throughout the distribution chain on our broad variety of diving products and was negatively affected by the strengthening of the euro against the U.S. dollar in the reporting period.

Licensing

Licensing revenues for the three months ended December 31, 2007 remained flat comparable to the three months ended December 31, 2006.
For the year ended December 31, 2007, Licensing revenues decreased by €0.8 million, or 9.9%, to €7.3 million from €8.1 million in 2006, principally due to lower revenues recorded for the first quarter of 2007.

Profitability

Sales deductions for the three months ended December 31, 2007, decreased by €1.3 million, or 34.5%, to €2.5 million from €3.8 million in the comparable 2006 period.

For the year ended December 31, 2007, sales deductions decreased by €2.2 million, or 20.7%, to €8.5 million from €10.7 million in 2006 due to decreased sales.

Gross Profit. For the three months ended December 31, 2007, gross profit decreased by €5.3 million to €40.7 million from €46.0 million in the comparable 2006 period. Gross margin decreased slightly to 37.2% in 2007 from 37.3% in the comparable 2006.

For the year ended December 31, 2007, gross profit decreased by €20.1 million to €124.1 million from €144.2 million in 2006. Gross margin decreased to 38.7% in 2007 from 39.3% in the comparable 2006 period. This decrease was due to lower sales and lower utilization of production capacity for winter sports products.

Selling and Marketing Expense. For the three months ended December 31, 2007, selling and marketing expense increased by €0.7 million, or 2.9%, to €26.2 million from €25.5 million in the comparable 2006 period.

For the year ended December 31, 2007, selling and marketing expense increased by €1.4 million, or 1.5%, to €94.3 million from €92.9 million in 2006. This increase was mainly due to higher advertising costs for our sponsored professional ski racers, which were partly offset by lower commissions, shipment costs and selling expense as a consequence of decreased sales and the strengthening of the euro against the US dollar.

General and Administrative Expense. For the three months ended December 31, 2007, general and administrative expense decreased by €0.2 million, or 2.1%, to €8.1 million from €8.2 million in the comparable 2006 period.

For the year ended December 31, 2007, general and administrative expense expense decreased by €0.3 million, or 0.9%, to €30.1 million from €30.3 million in 2006.

Restructuring Costs. For the twelve months ended December 31, 2007, we recorded €2.0 million of restructuring expenses related to the reorganization of ski production and outsourcing some of the production capacities in Italy.

Share-based Compensation (Income) Expense. For the three months ended December 31, 2007, we recorded €0.6 million of share-based compensation income for our Stock Option Plans compared to an expense of € 1.6 million in the comparable 2006 period, mainly due to the lower share price.

For the twelve months ended December 31, 2007, we recorded €0.2 million of share-based compensation income for our Stock Option Plans compared to €1.8 million expense in 2006. The positive effect is mainly due to the decrease of the share price during 2007.

Other Operating (Income) Expense, net. For the three months ended December 31, 2007, other operating loss, increased by €0.2 million to €0.2 million from €0.0 million in the comparable 2006.
For the twelve months ended December 31, 2007, other operating income, net increased by €0.5 million to €1.4 million from €0.9 million in the comparable 2006 period. This increase was due to the release of an accrual for possible environmental expenses related to the property in Estonia which we sold in 2005 and the sales of the Sporasub brand and of a non consolidated investment. This income was partly offset by lower foreign exchange gains.

Operating Profit (Loss). As a result of the foregoing factors, operating profit for the three months ended December 31, 2007, decreased by €5.9 million to €4.7 million from €10.6 million in the comparable 2006 period.

For the year ended December 31, 2007, an operating loss of €0.7 million was recorded compared to a profit of €20.0 million in 2006, reflecting a decline of €20.7 million in operating results.

Interest Expense. For the three months ended December 31, 2007, interest expense increased €0.1m compared to the three months ended December 31,2006. For the twelve months ended December 31, 2007, interest expense increased by €0.2 million to €12.6 million from €12.4 million in the comparable 2006 period. This increase was mainly due to the contribution from our venture business partner.

Interest Income. For the three months ended December 31, 2007, interest income increased by €0.4 million to €0.7 million from €0.3 million in the comparable 2006 period.

For the twelve months ended December 31, 2007, interest income increased by €0.5 million to €2.1 million from €1.6 million in the comparable 2006 period due to higher interest rates.

Foreign Exchange Gain (Loss). For the three months ended December 31, 2007 a foreign exchange gain of €0.6m was recorded compared to a loss of €0.4m in the comparable 2006 period.
For the twelve months ended December 31, 2007, a foreign exchange gain of €0.3m was recorded compared to a loss of €0.3m in the year to December 31, 2006.

Income Tax Expense. For the three months ended December 31, 2007, income tax expense was €1.9 million, a decrease of €2.1 million compared to income tax expense of €4.0 million in the comparable 2006 period.

For the twelve months ended December 31, 2007, income tax expense was €0.2 million, a decrease of €4.3 million compared to the income tax expense of €4.5 million in the comparable 2006 period.

The decrease in tax expense reflects lower current income tax expense due to reduced pre-tax results of some of our subsidiaries in a tax paying position. The increase in tax losses, whose deductibility from future taxable profits is probable, is partially offset by a deferred tax expense of €1.4 million as a result of a decrease in the German tax rate and accordingly a decrease in deferred tax asset on tax losses carried forwards.

Profit (Loss). As a result of the foregoing factors, for the three months ended December 31, 2007, we recorded a profit of €0.7 million, compared to €3.3 million in the comparable 2006 period. For the year ended December 31, 2007, we recorded a loss of €11.2 million compared to a profit of €4.4 million in the comparable 2006 period.

Consolidated Results

	For the Three Months Ended December 31,		For the Years Ended December 31,		Three months	Full year
	2007	2006	2007	2006	%	%
	(unaudited)	(unaudited)
	(in thousands)		(in thousands)

Total net revenues	€109,223	€123,276	€320,992	€366,762	-11.4%	-12.5%
Cost of sales	68,537	77,294	196,911	222,597	-11.3%	-11.5%
Gross profit	40,685	45,983	124,080	144,165	-11.5%	-13.9%
Gross margin	37.2%	37.3%	38.7%	39.3%	-0.1%	-1.7%
Selling and marketing expense	26,246	25,508	94,319	92,929	2.9%	1.5%
General and administrative expense	8,055	8,229	30,062	30,342	-2.1%	-0.9%
Restructuring costs	2,033	--	2,033	--	na	na
Share-based compensation (income)
Expense	(557)	1,592	(218)	1,818	-135.0%	-112.0%
Other operating (income) expense, net	206	4	(1,430)	(902)	4922%	58.5%
Operating profit (loss)	4,703	10,649	(686)	19,978	-55.8%	na
Interest expense	(3,323)	(3,211)	(12,592)	(12,376)	3.5%	1.7%
Interest income	682	288	2,069	1,609	136.5%	28.5%
Foreign exchange gain (loss)	625	(411)	287	(297)	-252.3%	-196.8%
Income tax expense	(1,945)	(4,030)	(232)	(4,499)	-51.7%	na
Profit (loss) for the year	€742	€3,285	€(11,154)	€4,415	-77.4%	na

About Head
HEAD NV is a leading global manufacturer and marketer of premium sports equipment.

HEAD NV’s ordinary shares are listed on the New York Stock Exchange (“HED”) and the Vienna Stock Exchange (“HEAD”).

Our business is organized into four divisions: Winter Sports, Racquet Sports, Diving and Licensing.  We sell products under the HEAD (tennis, squash and racquetball racquets, tennis balls, badminton products, alpine skis, ski bindings and ski boots, snowboards, bindings and boots), Penn (tennis and racquetball balls), Tyrolia (ski bindings), and Mares/Dacor (diving equipment) brands.

We hold leading positions in all of our product markets and our products are endorsed by some of the world’s top athletes including Andre Agassi, Hermann Maier, Bode Miller, Amelie Mauresmo, Svetlana Kuznetsova, Andrew Murray, Ivan Ljubicic, Didier Cuche, Marco Büchel, Patrick Staudacher, Maria Riesch and Sarka Zahbrovska.

For more information, please visit our website: www.head.com

Analysts, investors, media and others seeking financial and general information, please contact:

Clare Vincent, Investor Relations
Tel: +44 207 499 7800
Fax: +44 207 491 7725
E-mail: headinvestors@aol.com

Ralf Bernhart, Chief Financial Officer
Tel: +43 1 70 179 354
Fax +43 1 707 8940